[Letterhead]
May 22, 2024

VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:     Tracey Houser
        Terence O’Brien
Re:    The Cooper Companies, Inc.
Responses to Letter dated April 8, 2024
Form 10-K for Fiscal Year Ended October 31, 2023
Filed December 8, 2023
Form 8-K Filed December 7, 2023
File No. 001-08597
To the addressees set forth above:
The Cooper Companies, Inc. (the “Company”) is transmitting this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated April 8, 2024, with respect to the Company’s Form 10-K for the fiscal year ended October 31, 2023 and the Company’s Form 8-K filed December 7, 2023.
For ease of review, we have set forth below the Staff’s comment in bold type followed by the Company’s responses thereto.
Form 10-K for Fiscal Year Ended October 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 53
1.The disclosures you have provided for each of your identified critical estimates appear to provide investors with a discussion as to how you are accounting for these items in accordance with US GAAP and are similar to your significant accounting policies disclosures rather than providing investors with an understanding as to what the critical estimates being made are and how the uncertainty associated with those estimates may impact your consolidated financial statements. Please revise the disclosures for each of your critical estimates made in preparing your consolidated financial statements to comply with the guidance in Section 501.14 of the Financial Reporting Codification. Ensure your disclosures sufficiently explain to investors what each critical estimate is; the uncertainties associated with the critical estimates; the methods and assumptions used to make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Provide investors with quantified information to the extent meaningful and available.
Response:
In future filings, the Company will enhance its disclosure regarding its critical estimates, including, but not limited to, the identification of the critical estimates and, where applicable, the uncertainties associated with the critical estimates, the methods and assumptions used to make the critical estimates, including an explanation as to how the Company arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact the Company’s consolidated financial statements. To the extent material and reasonably available, the Company will provide quantitative information. Such enhanced disclosures will be provided regarding revenue recognition, product discounts, business combinations and other areas.
Set forth below are examples of the revisions that the Company intends to implement in future filings based on our previously filed Form 10-K for the year ended October 31, 2023. The use of italics below indicates existing disclosures, the use of ~~strike-through~~ indicates proposed deletions and the use of bold indicates additions.
Revenue recognition - We recognize revenue from product sales when obligations under the terms of a contract with the customer are satisfied; generally, this occurs with the transfer of control of the goods to customers and/or when services are rendered. Our payment terms are typically between 30 to 120 days. Provisions for certain rebates, sales incentives, volume discounts, contractual pricing allowances and product returns are accounted for as variable consideration and recorded as a reduction in sales. Estimating these provisions requires judgment based on current and historical customer patterns related to these programs or contractual terms as described below.
Product discounts, including certain rebates, sales incentives, and volume discounts are granted based on terms of the arrangement with direct distribution customers and at times the indirect end consumer. We evaluate contractual terms, historical experience, and perform internal analysis to estimate total product discounts at the time revenue is recognized. Variations between our estimates and actual product discounts have not been material. CooperSurgical rebates are predominately related to the Medicaid rebate provision that is estimated based upon contractual terms, historical experience, and trend analysis which requires judgment due to the length of time between sale and reimbursement from Medicaid.
Sales returns are estimated and recorded based on historical sales return data. Promotional programs, such as cooperative advertising arrangements, are recorded in the same period as related sales. Reasonably likely changes to assumptions used to calculate the accruals for rebates, sales incentives, volume discounts, contractual pricing allowances and product returns are not anticipated to have a material effect on the financial statements. We currently disclose the impact of changes to assumptions in the quarterly or annual filing in which there is a material financial statement impact.
Business combinations - We routinely consummate business combinations. Results of operations for acquired companies are included in our consolidated results of operations from the date of acquisition. We recognize separately from goodwill, the identifiable assets acquired, including acquired in-process research and development (IPR&D), the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date fair values as defined by accounting standards related to fair value measurements. The fair value of the identifiable intangible assets is determined primarily using the “income approach.” Key assumptions routinely utilized in ~~the allocation of~~ the income approach to allocate the purchase price to intangible assets include risk-adjusted discount rates and projected financial information such as revenue projections, expected gross and operating margins for the acquired companies. The fair value of IPR&D also factors in probability assumptions about the stage of development and successful completion. ~~As of the acquisition date, goodwill is measured as the excess of consideration given, over the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed. Direct acquisition costs are expensed as incurred.~~ If the actual results differ from the estimates and judgments used in these estimates, the amounts recorded in the financial statements could result in a possible impairment of the intangible assets and goodwill.
Income taxes - Income taxes are estimated based on enacted income tax laws and the results of operations in each jurisdiction. Deferred tax assets and liabilities are estimated based on temporary differences between the financial reporting basis and income tax basis of assets and liabilities. Judgment is required in measuring the value of deferred tax assets, which are reduced by a valuation allowance to the extent it is more likely than not the assets are not expected to be realized. These deferred tax assets are primarily tax credits and net operating loss carryforwards expected to expire before they can be claimed or deducted. ~~Deferred tax assets are reduced by a valuation allowance to the extent it is more likely than not they are not expected to be realized. Long-term tax payable is estimated income tax to be paid for unrecognized tax benefits.~~ For uncertain tax positions, judgment is required in evaluating tax positions for uncertainty in the application of accounting guidance and tax laws. A tax benefit is recognized if it is more likely than not a tax position will be sustained based on its technical merits in a tax authority examination, based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority.
Consolidated Statements of Income, page 57
2.We note from your disclosures in Item 1. Business and from your revenue recognition accounting policy that you offer products and services to your customers. Please tell us what consideration was given to separately presenting net sales and cost of sales from products and from services. As part of your response, please provide us with such information for the periods presented. Refer to Article 5-03(b)(1) and (2) of Regulation S-X.
Response:
We respectfully acknowledge the Staff’s comment, but we have determined that the Company’s current aggregate revenue presentation is appropriate based on the guidance set forth in Rule 5-03(b) of Regulation S-X. Service revenue comprised less than 10% of the Company’s revenues in the fiscal years ended October 31, 2023, 2022, and 2021. As such, in accordance with Rule 5-03(b), service revenue and any related cost of sales have not been presented separately on the Company’s statements of operations. To the extent the percentage of our service revenue exceeds 10% of total revenue, we will modify the presentation.
3.We note that you are presenting amortization of intangible separately and also presenting a gross profit measure. Please tell us your consideration of the guidance in SAB Topic 11:B and how you concluded that the gross profit measure is fully burdened. As part of your response, please confirm that you will expand your disclosures in Note 4 to clarify what the composite intangible asset represents and why the components are not reflected separately or within the corresponding categories already presented.
Response:
Excluding the composite intangible asset, 73% of our gross intangible assets balance was related to trademarks, customer relationships, and licenses and distribution rights and other. The amortization of intangible assets excluding the composite intangible asset would be primarily operating expenses given the nature of the intangible assets. The amortization expenses related to technology, which would be considered cost of sales, approximated 1% of our total consolidated revenue in fiscal year 2023, 2022, and 2021. While we were not able to bifurcate the amortization of the composite intangible asset between cost of sales and operating expenses, we considered the majority of the amortization expense to burden operating expenses and our presentation reflected that determination. In future filings, starting with the Consolidated Statements of Income included in our Form 10-K for the fiscal year ending October 31, 2024, the Company will update its income statement presentation to revise “Cost of sales” to “Cost of sales (excluding amortization of intangibles)” and remove the “Gross profit” subtotal line.
The composite intangible asset disclosed in Note 4. Intangible Assets to the Consolidated Financial Statements included in our Form 10-K for the fiscal year ended October 31, 2023 was related to the acquisition of PARAGARD, which closed in our fiscal year ended October 31, 2018. In Note 2. Acquisitions to the Consolidated Financial Statements included in our Form 10-Ks for the fiscal years ended October 31, 2018 and 2019, and in Note 3. Acquisitions to the Consolidated Financial Statements included in our Form 10-K for the fiscal year ended October 31, 2020, we have disclosed that the composite intangible asset “consists of technology, trade name, New Drug Application (NDA) approval and physician relationships” and noted that the components are not reflected separately or within the corresponding categories was because “they are inextricably linked.” We reviewed the disclosure requirements under ASC 805 and 350 and note that such historical disclosure satisfied the disclosure requirements in the period of acquisition and therefore, provided sufficient information to investors. As such, we respectfully submit that continuing this disclosure for the remaining life of the asset is not required given relevant disclosure has been made historically.

Note 1. Organization and Significant Accounting Policies
Revenue Recognition, page 63
4.We note that with the acquisition of Generate Life Sciences on December 17, 2021, you began offering donor egg and sperm for fertility treatments, fertility cryopreservation services and newborn stem cell storage (cord blood & cord tissue) services. Please expand your revenue recognition policy to provide the disclosures for revenues related to the various services you provide including identification of the performance obligations (i.e., when typically satisfied, significant payment terms, nature of goods and services, obligations for returns, refunds, and other similar obligations, and types of warranties and related obligations) with reference to ASC 606-10-50-12 and 50-12A, significant judgments for the method used to recognize revenue over time and why the method faithfully depicts the transfer of the services with reference to ASC 606-10-50-18, variable consideration and any other obligations with reference to ASC 606-10-50-20.
Response:
We respectfully acknowledge the Staff’s comment and, based on the ASC 606 disclosure requirements, we believe that the Company’s disclosure of its revenue recognition policy is appropriate. As part of satisfying ASC 805 Business Combinations disclosure requirements, we disclosed that Generate Life Sciences (“Generate”) revenues for the period from the acquisition date to October 31, 2022, were $249.5 million, which accounted for 8% of the Company’s total consolidated revenue in fiscal year 2022. Also, as disclosed in our response to Comment #2 above, service revenue accounted for less than 10% of our total consolidated revenue in fiscal year 2023. Taking into account the magnitude of revenue and the deferred revenue balance, we previously included disclosures related to the majority of the deferred revenue balance in the 10-K for the fiscal year ended October 31, 2023 which explained the nature of the service and pattern of recognizing the related revenue in accordance with the disclosure requirements in ASC 606 Revenue from Contracts with Customers.
The ASC 606-10-50-12 and 50-12A, ASC 606-10-50-18 and ASC 606-10-50-20 disclosure requirements center around the identification of separate performance obligations, timing of when these performance obligations are satisfied and how we calculate and allocate the transaction price to these performance obligations. Our business is relatively straightforward, as the majority of significant customer contracts are for either products or services, with services being a much smaller component. While we believe that our current disclosure appropriately satisfies the requirements while providing a holistic view of the components of the contracts with customers that have significant impacts to revenue recognition, we will make a slight modification to existing disclosure as follows:
For each contract, the Company considers the promise to transfer products or render services, each of which is distinct, to be the identified performance obligations.
We will also slightly modify our revenue recognition policy disclosure to reflect that revenue from service sales are recognized when services are rendered, whether at a point in time or over time.
Note 3. Acquisitions and Joint Venture
Joint Venture, page 70
5.We note that in connection with the sale of a 50% interest in SGV to Essilor in March 2022 for $52.1 million, the creation of a new joint venture in which each party contributed their interest in SGV along with a $10 million cash payment, you remeasured the fair value of your retained equity investment in the new joint venture at $90 million resulting in the recognition of a $56.9 million gain. Please tell us the facts and circumstances and your consideration of the guidance in ASC 820 that lead you to concluded that your 50%

ownership interest had a fair value of $90 million considering Essilor had just acquired the other 50% for $52.1 million.
Response:
CooperVision Inc. and Essilor International SAS (Essilor) entered into a joint venture agreement in February 2021 and executed a Contribution Agreement and a Stock Purchase Agreement (the "Agreements") in March 2022. Essilor paid CooperVision $52.1 million in exchange for a 50% interest in SightGlass Vision, Inc. (SGV) and its proportionate share of the revenue payments. The $52.1 million payment was calculated based on the enterprise value of SGV as of the most recent valuation date at the time, January 19, 2021.
Taking into account the guidance in ASC 820 Fair Value Measurement and with the assistance of independent third-party valuation specialists, we estimated the value of the intangible assets in connection with the acquisition of SGV as of January 19, 2021 and then the value of our interest in the equity of SGV Holdings, Inc. as of March 14, 2022. The increase in the value of the equity ownership from 2021 to 2022 was driven mainly by our expectation of higher revenue growth and faster achievement of profitability, which resulted in the gain. The increase in projected revenue growth was due to an increased expectation of obtaining the FDA approval for the U.S. market as well as additional expected product launches in all geographic markets SGV operates in.

Note 6. Income Taxes, page 74
6.Please expand your disclosures to address the following:
◦Revise your presentation of the components of your deferred tax assets and liabilities to disclose the amount by type of asset or liability. In this regard, we note your presentation of foreign deferred tax assets and liabilities that does not communicate to an investor the type of asset or liability. Refer to ASC 740-10-50-6 for guidance.
◦We note that you reduced the valuation allowance by $42 million, which was offset by an increase of $2.6 million. However, we did not note a reconciling item for these changes in the effective tax rate reconciliation. Please separately present the impact of changes in the valuation allowance in accordance with ASC 740-10-50-12 and Article 4-08(h)(2) of Regulation S-X given the significance to your provision for income tax and net income.
◦Disclose here or in the significant accounting policies footnote disclosure your accounting policy election to provide for the tax on Global Intangible Low Taxed Income (GILTI) earned by certain foreign subsidiaries. In addition, disclose the remaining amount of the one-time transition tax to be remitted. In your fiscal year 2019 10-K, you stated that you intended to remit payment over an eight-year period.
Response:

In future filings, the Note. Income Taxes will include a revised presentation of the components of deferred tax assets and liabilities by type of asset or liability. The revised presentation will also use terminology that agrees with the Consolidated Balance Sheets. For example, foreign deferred tax assets will be presented as foreign goodwill, foreign intangible assets, net operating loss carryforwards, inventory, etc. The presentation will not net deferred tax assets and liabilities across jurisdictions for the United States, United Kingdom, or any other significant non-U.S. jurisdictions.
The valuation allowance reduction of $42 million in fiscal year 2023 was not reflected in the effective tax rate reconciliation because it did not have an effective tax rate impact. The reduction was related to deferred tax assets subject to a valuation allowance for Puerto Rico tax credits that became worthless upon implementation of a new tax regime. Both the deferred tax assets and valuation allowance were reduced by $42 million. The new tax regime in Puerto Rico only significantly impacted the income tax disclosure for changes in valuation allowance. Accordingly, ASC 740-10-50-12 and Article 4-08(h)(2) of Regulation S-X did not apply. This was an unusual event not expected to reoccur. Therefore, we respectfully submit that there is no change required to the effective tax rate reconciliation.
We will disclose the GILTI policy within our Note. Organization and Significant Accounting Policies in the Form 10-K starting with fiscal year 2024 as follows:

Income taxes include US tax on foreign earnings, which is primarily due to the global intangible low-taxed income (GILTI) provision of the US Tax Cuts and Jobs Act of 2017. An accounting policy may be followed to treat GILTI temporary differences in taxable income either as a current-period expense when incurred (period cost method) or factor such amounts into the measurement of deferred taxes (deferred method). We have chosen the period cost method.

We will disclose the remaining amount of the one-time transition tax within our Note. Income Taxes in the Forms 10-K for fiscal years 2024 and 2025 as follows:
As of the end of fiscal year 2024, the remaining transition tax to be remitted from the US Tax Cuts and Jobs Act of 2017 is $66.4 million. As of the end of fiscal year 2025, the remaining transition tax to be remitted from the US Tax Cuts and Jobs Act of 2017 is $36.9 million.

Form 8-K Filed December 7, 2023
Exhibit 99.1
7.We note that you provide a discussion and analysis for your non-GAAP measures without providing a discussion and analysis of the comparable US GAAP measure throughout the earnings release. With reference to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, ensure your disclosures, discussion and other presentations do not present, discuss and/or analyze non-GAAP financial measures with more prominence than the most directly comparable US GAAP measure.
Response:

We respectfully acknowledge the Staff’s comment and would like to reiterate that our inclusion of these non-GAAP financial measures in our earnings release were intended to continue our efforts to provide greater transparency to investors and to facilitate an additional means for investors to analyze our results and performance. However, we appreciate the Staff’s most recent comments on our Earnings Release, and acknowledge that additional prominence should be given to the equivalent GAAP measures.
Accordingly, we confirm that we will, in future filings that contain non-GAAP financial measures, include discussion and analysis of the comparable US GAAP measures with equal or greater prominence throughout such presentations, including in headlines and in related discussion in our earnings release.

8.We note your characterization of certain adjustments as unusual, including certain litigation expense, gain or loss on deconsolidation of subsidiaries, changes in the fair value of contingent consideration and product transition costs. Please revise your description of these types of adjustment to comply with the guidance in Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
Response:
We confirm we will revise in future earnings release filings, beginning with our earnings release for the second quarter of fiscal 2024, which we expect to submit on May 30, 2024, the description "other exceptional or unusual" consistent with the guidance in Question 102.03 of the Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.
Questions 9 - 12:
Overall response:

With respect to the Staff’s questions 9 through 12, we reviewed and considered non-GAAP reconciliation disclosures from a large number of publicly traded med-tech and medical device companies. Beginning with our earnings release for the second quarter of fiscal 2024, which we expect to submit on May 30, 2024, we will incorporate new disclosures that both align with common approaches to non-GAAP reconciliations and address the Staff’s comments in this letter. Please see attached Exhibit A for an example of these proposed revisions based on our previously submitted Report on Form 8-K with our quarterly financial results for the year ended October 31, 2023.

9.Please provide reconciliations for the percentage change in revenue on a constant currency basis and organic basis, non-GAAP gross margin; non-GAAP operating margin; operating expense excluding amortization; and net debt as required by Rule 100(a) of Regulation G and Item 10(e)(1)(i)(B) of Regulation S-K.
Response:

We confirm we will revise future filings to provide reconciliations for the percentage change in revenue on a constant currency basis and organic basis, non-GAAP gross margin, and non-GAAP operating margin as required by Rule 100(a) of Regulation G and Item 10(e)(1)(i)(B) of Regulation S-K. Further, we confirm we will replace the net debt disclosure with a GAAP financial measure and therefore, will not provide a reconciliation for net debt.
Attached as Exhibit A is an example of proposed revisions the Company intends to implement in future filings based on our previously submitted Report on Form 8-K with our quarterly financial results for the year ended October 31, 2023. To reconcile constant currency and organic revenue growth rate, we provided the foreign exchange rates adjustments as well as acquisitions and divestitures adjustments to revenue at the total consolidated level as well as by category and/or geography for each division. To reconcile the non-GAAP gross margin, non-GAAP operating margin and non-GAAP EPS, we provided separate line items in the reconciliations to more clearly define each material category such as “Amortization of acquired intangibles,” “Acquisition and integration-related charges,” “Exit of business,” “Medical device regulations,” and “Business optimization charges.” We will provide additional footnote disclosures, as applicable, for any other material adjustment to the US GAAP measure. We will provide the revised reconciliations of non-GAAP measures with additional details commencing with our earnings release for the second quarter of fiscal 2024, which we expect to submit on May 30, 2024.
10.Please revise your reconciliations to begin with the most comparable US GAAP measure and to separately present each material adjustment to the US GAAP measure. Provide footnote disclosures describing what each adjustment represents and to quantify the components of the adjustment when the adjustment is broad (e.g., restructuring charges or acquisition-related expenses). Refer to Item 10(e)(1)(i)(B) of Regulation S-K, Question 102.10(b) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, and the answer to Question 102.12 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
Response:
Starting with our earnings release for the second quarter of fiscal 2024, which we expect to submit on May 30, 2024, we will revise our current reconciliations of non-GAAP measures to begin with the most comparable US GAAP measure and to separately present each material adjustment to the US GAAP measure. We will provide additional footnote disclosures, as applicable, for any other material adjustment to the US GAAP measure. Please see attached Exhibit A for an example of these proposed revisions based on our previously submitted Report on Form 8-K with our quarterly financial results for the year ended October 31, 2023.
11.Please provide us with the components of Adjustment B for each period presented with reference to your description of what types of costs are included in acquisition and integration expenses. To the extent that a portion of this adjustment relates to personnel costs for transitional employees and other acquired employee related costs, provide us with your consideration of the guidance in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
Response:
In the attached Exhibit A, we provided more details of the non-GAAP adjustments contained within Adjustment B for each period presented and expanded the footnote disclosure for enhanced transparency.
We respectfully advise the Staff that we have considered the guidance in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures when assessing whether any acquisition and integration cost adjustment relates to personnel costs for transitional employees and other acquired employee related costs would result in a non-GAAP measure that is misleading to the investors. While the Company often acquires companies and therefore, has ongoing integration activities, we are not in the business of acquiring companies and believe that excluding these costs from our operating expenses provides a better understanding of the Company’s operations. We also do not label this adjustment as an unusual, infrequent charges given the frequency of our transactions.
12.Please provide a more comprehensive explanation for the adjustment to provision for income taxes. In this regard, we note that you made adjustments to fiscal year 2023 to arrive at non-GAAP diluted earnings per share totaling $324 million but decreased the provision for income taxes by $20.1 million without an explanation. Refer to Question 102.11 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
Response:
The $20.1 million adjustment for fiscal year 2023 was primarily due to the amortization related to intra-entity asset transfers (tax amortization) netted against amortization related to adjustments to arrive at non-GAAP diluted earnings (primarily book amortization). Please see attached Exhibit A for an example of these proposed revisions based on our previously submitted Report on Form 8-K with our quarterly financial results for the year ended October 31, 2023. We will provide the same details commencing with our earnings release for the second quarter of fiscal 2024, which we expect to submit on May 30, 2024.
* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at [ ò ] [or by email at bandrews@cooperco.com] with any questions or comments regarding this correspondence.
Sincerely,

Brian G. Andrews
Executive Vice President, Chief Financial Officer and Treasurer
The Cooper Companies, Inc.

cc:    Nicholas Khadder, The Cooper Companies, Inc.
    Tad Freese, Latham & Watkins LLP

Exhibit A
THE COOPER COMPANIES, INC. AND SUBSIDIARIES
GAAP to Non-GAAP Reconciliation
Gross Margin, Operating Margin, and EPS

	Three Months Ended October 31,				Twelve Months Ended October 31,
(In millions)	2023	Margin %	2022	Margin %	2023	Margin %	2022	Margin %
GAAP Gross Profit	$606.5	65%	$536.6	63%	$2,357.9	66%	$2,139.6	65%
Acquisition and integration-related charges (1)	7.0	1%	3.9	1%	15.0	—%	8.6	—%
Exit of business (2)	2.5	—%	7.6	1%	7.6	—%	33.2	1%
Medical device regulations (3)	0.8	1%	—	—%	3.7	—%	—	—%
Business optimization charges (4)	1.6	—%	2.9	—%	2.4	—%	6.7	—%
Total	11.9	2%	14.4	2%	28.7	—%	48.5	1%
Non-GAAP Gross Profit	618.4	67%	551.0	65%	2,386.6	66%	2,188.1	66%

	Three Months Ended October 31,				Twelve Months Ended October 31,
(In millions)	2023	Margin %	2022	Margin %	2023	Margin %	2022	Margin %
GAAP Operating Income	$135.7	15%	$103.5	12%	$533.1	15%	$507.6	15%
Amortization of acquired intangibles	46.5	5%	46.0	5%	186.2	5%	179.5	5%
Acquisition and integration-related charges (1)	21.5	3%	21.1	3%	57.3	1%	48.9	2%
Exit of business (2)	13.6	1%	9.2	1%	18.8	1%	41.2	1%
Medical device regulations (3)	5.0	—%	—	—%	17.9	1%	—	—%
Business optimization charges (4)	2.9	—%	5.4	1%	18.7	—%	5.4	—%
Acquisition termination fee (5)	—	—%	—	—%	45.0	1%	—	—%
Release of contingent liability (6)	—	—%	—	—%	(31.8)	(1)%	(12.2)	—%
Other (7)	1.3	—%	3.0	—%	5.6	1%	11.9	1%
Total	90.8	9%	84.7	10%	317.7	9%	274.7	9%
Non-GAAP Operating Income	226.5	24%	188.2	22%	850.8	24%	782.3	24%

THE COOPER COMPANIES, INC. AND SUBSIDIARIES
GAAP to Non-GAAP Reconciliation
Gross Margin, Operating Margin, and EPS

	Three Months Ended October 31,				Twelve Months Ended October 31,
(In millions, except per share amounts)	2023	EPS	2022	EPS	2023	EPS	2022	EPS
GAAP Net Income	$84.5	$1.70	$65.6	$1.32	$294.2	$5.91	$385.8	$7.76
Amortization of acquired intangibles	46.5	0.93	46.0	$0.93	186.2	3.74	179.5	3.61
Acquisition and integration-related charges (1)	21.5	0.42	21.1	$0.42	57.3	1.15	48.9	0.98
Exit of business (2)	13.6	0.26	9.2	$0.19	18.8	0.38	41.2	0.84
Medical device regulations (3)	5.0	0.10	—	$—	17.9	0.36	—	—
Business optimization charges (4)	2.9	0.06	5.4	$0.11	18.7	0.38	5.4	0.11
Acquisition termination fee (5)	—	—	—	$—	45.0	0.90	—	—
Release of contingent liability (6)	—	—	—	$—	(31.8)	(0.64)	(12.2)	(0.25)
Gain on deconsolidation of SGV (8)	—	—	—	$—	—	—	(57.4)	(1.15)
Other (7)	2.9	0.06	4.7	$0.09	11.9	0.24	27.3	0.55
Tax effects related to the above items	(32.4)	(0.65)	(17.0)	$(0.34)	(86.5)	(1.74)	(43.7)	(0.88)
Intra-entity asset transfers (9)	28.7	0.58	1.4	$0.03	106.5	2.14	42.3	0.85
Total	88.7	1.76	70.8	$1.43	344.0	6.91	231.3	4.66
Non-GAAP Net Income	$173.2	$3.47	$136.1	$2.75	$638.3	$12.81	$617.0	$12.42

Weighted average diluted shares used	49.9		49.6		49.8		49.7

(1) Charges include the direct effects of acquisition accounting, such as amortization of inventory fair value step-up, professional services fees, regulatory fees and changes in fair value of contingent considerations, and items related to integrating acquired businesses, such as redundant personnel costs for transitional employees, other acquired employee related costs, and integration-related professional services, manufacturing integration costs, legal entity rationalization and other integration-related activities. The acquisition and integration-related charges in fiscal 2023 and 2022 were primarily related to the Generate acquisition and integration expenses.

(2) Charges include costs related to product line exits such as inventory write-offs, site closure costs, contract termination costs, and specifically-identified long-lived asset write-offs. The charges in fiscal

2022 were primarily related to the exit costs of the contact lens care business. The fourth quarter of 2023 included intangible assets impairment charge associated with the discontinuation of certain products.

(3) Charges represent incremental costs of complying with the new European Union (E.U.) medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. We consider these costs to be one-time costs, which are limited to a specific time period.

(4) Charges represent the costs associated with initiatives to increase efficiencies across the organization and optimize our overall cost structure, including changes to our IT infrastructure and operations, employee severance costs, legal entity and other business reorganizations, write-offs or impairments of certain long-lived assets associated with the business optimization activities.

(5) Amount represents an accrual for probable payment of a termination fee in connection with an asset purchase agreement in the second quarter of 2023, which was paid in August 2023.

(6) Amount represents the release the contingent consideration liability associated with SightGlass Vision's regulatory approval milestone in the first quarter of 2023.

(7) Charges include certain one-time business disruptions from natural causes, litigation matters, and other items that are not part of ordinary operations. The adjustments to arrive at non-GAAP net income also include gains and losses on minority interest investments.

(8) Amount represents a gain on remeasurement of the fair value of retained equity investment in SightGlass Vision, Inc. as a result of deconsolidation.

(9) Amounts represent the tax effects related to intra-entity asset transfers.

THE COOPER COMPANIES, INC. AND SUBSIDIARIES
GAAP to Non-GAAP Reconciliation
Constant Currency Revenue Growth and Organic Revenue Growth

Fourth Quarter CooperVision (CVI) Revenue

Revenue by category:

	GAAP
	(In millions)		Foreign exchange rates	Constant Currency	Acquisitions and divestitures	Organic
	4Q23	% chg y/y		% chg y/y		% chg y/y
Toric	$216.9	18%	(2)%	16%	(1)%	15%
Multifocal	79.0	22%	(3)%	19%	(1)%	18%
Single-use sphere	184.2	9%	(2)%	7%	—%	7%
Non single-use sphere, other	142.8	(1)%	—%	(1)%	5%	4%
Total	$622.9	11%	(2)%	9%	2%	11%
Revenue by geography:

	GAAP
	(In millions)		Foreign exchange rates	Constant Currency	Acquisitions and divestitures	Organic
	4Q23	% chg y/y		% chg y/y		% chg y/y
Americas	$257.9	13%	—%	13%	(1)%	12%
EMEA	225.0	10%	(4)%	6%	3%	9%
Asia Pacific	140.0	8%	2%	10%	—%	10%
Total	$622.9	11%	(2)%	9%	2%	11%
Fourth Quarter CooperSurgical (CSI) Revenue

Revenue by category:

	GAAP
	(In millions)		Foreign exchange rates	Constant Currency	Acquisitions and divestitures	Organic
	4Q23	% chg y/y		% chg y/y		% chg y/y
Office and surgical	$182.9	3%	—%	3%	—%	3%
Fertility	121.3	12%	1%	13%	2%	15%
Total	$304.2	6%	1%	7%	—%	7%

Net Sales

	GAAP
	(In millions)		Foreign exchange rates	Constant Currency	Acquisitions and divestitures	Organic
	4Q23	% chg y/y		% chg y/y		% chg y/y
CooperVision	$622.9	11%	(2)%	9%	2%	11%
CooperSurgical	304.2	6%	1%	7%	—%	7%
Total	$927.1	9%	(1)%	8%	1%	9%

	GAAP
	(In millions)		Foreign exchange rates	Constant Currency	Acquisitions and divestitures	Organic
	FY23	% chg y/y		% chg y/y		% chg y/y
CooperVision	$2,423.7	8%	3%	11%	—%	11%
CooperSurgical	1,169.5	10%	1%	11%	(3)%	8%
Total	$3,593.2	9%	2%	11%	(1)%	10%